SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 8, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis shareholders approve merger of Alcon into Novartis

•                  Shareholder approval clears path for transaction close

•                  Shareholders approve the issuance of up to 108 million new shares to be used as part of the transaction

Basel, April 8, 2011 — Novartis shareholders today followed the Board of Directors’ recommendation, approving the proposed merger of Alcon, Inc. into Novartis. In addition, shareholders approved the issuance of up to 108 million shares which will be used as part of the transaction to exchange Alcon shares for Novartis shares.

A total of 687 shareholders were present at the meeting held in Basel, representing 1,27 billion shares or 48.25% of the 2,64 billion issued shares of Novartis.

“With Alcon, we will add eye care as a fifth growth platform alongside innovative pharmaceuticals, generics, vaccines and diagnostics, and consumer health,” said Dr. Daniel Vasella, Chairman of Novartis. “The strong Novartis presence around the world, including in emerging markets, will open new growth prospects for the combined businesses. Novartis and Alcon can be expected to profit from the combination of complementary research and development activities and ultimately benefit patients suffering from eye diseases worldwide.”

“The new Alcon Division will cover more than 70 percent of the eye care segment with more than USD 9 billion in annual revenue,” said Joseph Jimenez, CEO of Novartis. “Following the close of the transaction we will proceed rapidly to reduce the time of uncertainty for all associates by providing clarity on structure and operations. We are confident that we will be able to conclude the integration within six months after the completion of the merger.”

The vote by more than two thirds of Novartis shareholders follows the positive vote on the transaction by more than two thirds of Alcon shareholders at the Alcon Annual General Meeting on April 7, 2011. The companies plan to proceed quickly with the transaction close to begin integration of the businesses and establishing a globally leading eye care business.

Disclaimer

These materials contain forward-looking statements that can be identified by terminology such as “clears path,” “to be used,” “will,” “prospects,” “expected,” “confident,” “plan,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the integration of Alcon making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new eye care products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Beth Calitri Novartis Global Media Relations +41 61 324 7973 +41 79 523 0198 beth.calitri@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	April 8, 2011	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting